Organization chart

EXHIBIT 12.1

SYNUTRA INTERNATIONAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended March 31,
	2010	2009	2008		2007		2006
	(In thousands, except ratios)
Fixed charges:
Interest expense	$8,603	$4,857	$6,354		$1,896		$1,784
Capitalized interest	346	1,424	848		726		481
Estimation of the interest within rental expense	500	468	163		105		70
Total fixed charges	$9,449	$6,749	$7,365		$2,727		$2,335
Earnings:
Add:
Income (loss) before income tax	$(31,776)	$(130,975)	$53,527		$21,470		$12,482
Fixed charges (calculated above)	9,449	6,749	7,365		2,727		2,335
Amortization of capitalized interest	213	179	144		18		—
Deduct:
Noncontrolling interest	257	40	(11)		—		—
Capitalized interest	(346)	(1,424)	(848)		(726)		(481)
Total earnings	$(22,203)	$(125,431)	$60,177		$23,489		$14,336
Ratio of Earnings to Fixed Charges(1)	—	—	8.2	x	8.6	x	6.1	x

(1)
For purposes of this calculation, “Earnings” is Income (loss) before income taxes plus Fixed Charges and Amortization of capitalized interest less Noncontrolling interest and Capitalized interest. “Fixed Charges” is Interest expense plus Capitalized interest and Estimation of the interest within rental expense.  Earnings were insufficient to cover fixed charges by $31.7 million and $132.2 million, for the fiscal year ended March 31, 2010 and 2009, respectively.